EXHIBIT 99
NEWS RELEASE


Contact:

Richard P. Becht
(716) 655-3800


FOR IMMEDIATE RELEASE


               ACME ELECTRIC ANNOUNCES THIRD-QUARTER RESULTS


     EAST AURORA, N.Y., April 21, 1998 -- Acme Electric Corporation (NYSE:ACE) reported today that, for the third quarter ended March 28, 1998, net sales were $22,352,000 with net income of $585,000, or $.12 per share, compared with sales of $24,006,000 and net income of $224,000, or $.04 per share, for the comparable period last year.
     Sales for the thirty-nine-week period ending March 28, 1998, were $67,283,000, resulting in net income of $1,253,000, or $.25 per share, compared with sales of $70,707,000 with net income of $314,000, or $.06 per share, for the comparable period of the previous year.
     Robert J. McKenna, Chairman and CEO, stated that the financial results for the quarter continue the positive trend of the past six months, in spite of a distinct softness in the electronics marketplace occasioned by the Asian economic situation. Ongoing improvement in the quality of our product mix and the impact of greater operating efficiencies have contributed to this improving profitability.
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion products for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C. and Tempe, Ariz. Company news is available by FAX: dial 1-800-758-5804, and input extension 006675; or visit our web site at acmeelec.com

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ACME ELECTRIC CORPORATION

INCOME STATEMENT
(in thousands, except for per share data)


                          13 Weeks   13 Weeks   39 Weeks   39 Weeks
                           Ended      Ended      Ended      Ended
                          03/28/98   03/28/97   03/28/98   03/28/97
                          --------   --------   --------   --------

Net Sales                  $22,352    $24,006    $67,283    $70,707
Net Income                     585        224      1,253        314
Net Income Per Common Share
  (Basic and Diluted)         $.12       $.04       $.25       $.06
Weighted Number of Shares
  Outstanding Used to Compute Net
  Income Per Common Share:
    Basic                    5,048      4,956      5,045      4,951
    Diluted                  5,060      4,970      5,059      4,964